UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Athens, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press release dated October 20, 2011: Globus Maritime Declares Quarterly Cash Dividend of $0.16 Per Share for the Third Quarter 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 21, 2011

GLOBUS MARITIME LIMITED

By:	/s/ Elias S. Deftereos
Name:	Elias S. Deftereos
Title:	Chief Financial Officer

Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Declares Quarterly Cash Dividend of $0.16 Per Share

for the Third Quarter 2011

Athens, Greece, October 20, 2011 - Globus Maritime Limited ("Globus," the “Company," or “we”), (NASDAQ: GLBS), a dry bulk shipping company, declared a quarterly cash dividend of $0.16 per common share for the third quarter of 2011. This dividend will be payable on or about November 9, 2011, to shareholders of record as of October 31, 2011. This is the fifth quarterly cash dividend declared by the Company’s Board of Directors since the listing of its common shares on the NASDAQ Global Market in November 2010. The Company has 10,044,556 common shares issued and outstanding as of today.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: the earnings, financial condition and anticipated cash requirements and availability, additional acquisitions of vessels, restrictions in the debt arrangements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders, required capital and drydocking expenditures, reserves established by the Board of Directors, increased or unanticipated expenses, a change in the dividend policy, additional borrowings or future issuances of securities and other factors, many of which will be beyond the control of the Company. We can give no assurance that dividends will be paid in the future.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally.  Globus’ subsidiaries own seven vessels with a weighted average age of 4.8 years as of September 30, 2011, and a total carrying capacity of 452,886 DWT.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide Globus’ current expectations or forecasts of future events. Forward-looking statements include statements about Globus’ expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Globus’ actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Globus’ filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited

+30 210 960 8300

Elias Deftereos, CFO

deftereos@globusmaritime.gr

Capital Link – New York

+1 212 661 7566

Nicolas Bornozis

globus@capitallink.com

Matthew Abenante